

February 23, 2010

Steven Rosenberg
President and Chief Executive Officer
Berkshire Bancorp, Inc.
160 Broadway
New York, New York 10038

> **RE:** **Berkshire Bancorp, Inc.**
> **Supplemental Response Dated January 21, 2010**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Period Ended September 30, 2009**
> **File No. 000-13649**

Dear Mr. Rosenberg,

We have reviewed your supplemental responses and have the following comments. We have limited our review to only your financial statements and related disclosures. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008

1. We note your response to our previous comment 1 including your statement that you "*generally* do not increase the appraised value of any property." Please tell us the exceptions to this statement. Please revise your future filings to disclose the nature of the situations in which you have increased the appraised value of

any property and the amount of such adjustments during each of the most recent three years. Please describe your basis for making upward adjustments to the appraised value.

Form 10-Q for the period ended September 30, 2009

Note 6. Investment Securities

2. We note your response to prior comment 3. If true, and as previously requested, please confirm that you will disclose this information related to how you determined the extent to which the impairment was credit versus non-credit in your future filing disclosures. In addition, please identify which of these securities is the pooled trust preferred security and which is the single issuer trust preferred security, as referred to in footnote 3 to Exhibit I.

3. We note your response to prior comment 3 specifically related to your Trust Preferred CDOs (TPCDO), including the significant unrealized losses related to these securities. We also note your disclosure in footnote 3 to Exhibit I regarding your other-than-temporary impairment policies related to your TPCDOs. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

   a. Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.

   b. Deferrals and defaults:
       • Please tell us in detail how you develop your estimate of future deferrals and defaults.
       • Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.
       • Tell us and disclose in future filings if you treat actual deferrals the same as defaults.
       • Tell us and disclose in future filings your recover rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.
       • Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

   c. Prepayment rate:

- Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).
- Tell us and disclose in future filings your prepayment assumption and how you determine it.
- If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.
- Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.
- If you used 0% as your assumption at September 30, 2009, please explain to us why you believe this is reasonable.
- If you used 0% as your assumption at September 30, 2009, please provide us a sensitivity analysis of the change in credit loss at September 30, 2009 if you used a 1% prepayment assumption.

4. We note your response to prior comment 3 specifically related to your Corporate Bonds. Please address the following:

   a. Your statements in the first half of the sentence in footnote 4 to Exhibit I that bond provide clear negative objective evidence; however, your narrative does not provide any positive objective evidence to support your conclusion described in the second half of the sentence. Please tell us the positive objective evidence you considered to support your conclusion that the bond is not impaired. If you cannot provide objective evidence to this fact, please revise your conclusions accordingly.

   b. We note your statement in footnote 5 to Exhibit I that the you received multiple price quotes for the fair value of the bond. Please tell us how you considered the lower of the two price quotes for disclosure purposes as you state and how you determined that this lower price quote was not a significant objective indication of impairment. Further, please tell us whether you received any guarantee or confirmation upon completion of the merger that the "new" company would pay bondholders in compliance with the contractual terms of the bonds.

5. Please address the following regarding your response to prior comment 3 specifically related to your Other Debt Securities and Auction Rate Securities (ARS), including the information contained in footnotes 6 through 14 to Exhibit I.

   a. Please explain to us how the fair value of the preferred shares underlying these securities supports the realizability of the ARS debt securities and why you believe it is appropriate to use the fair value of the preferred shares as a proxy for the fair value of the ARS debt securities. Tell us the terms of the ARS debt securities listed in your response that you believe supported the consideration of the value of the preferred shares as proxy for the value of the ARS debt securities.

b.   Clearly explain how you considered the credit ratings for these securities if available, and tell the credit ratings available on each of these securities.

6.   We note your response to prior comment 4 related to your equity securities that have been in an unrealized loss position for greater than twelve months including Exhibit II. Please revise your impairment analyses to address the following:

a. We call your attention to the respective time periods that your underwater equity securities presented in Exhibit II have been in a continuous unrealized loss position. Please note that the length of time that an equity security's fair value has been below cost should be a significant factor considered in your impairment analysis (ASC 320-10-S99-1). In general, your individual narrative discussions of positive and negative evidence for each equity security presented appears to be inappropriately weighted to discount the significant negative objective evidence of the length of time the security has been in an unrealized loss position.

b. In general, as the length of time that a security has been in a continuous unrealized loss position increases, the level of objective evidence required to support that the security is not other-than-temporarily impaired also increases. Once again, we call your attention to the length of time many of your securities have been in a continuous unrealized loss position as depicted in Exhibit II.

c. Your narratives appear to omit objective evidence that would be required to project a recovery in the "near term" of twelve months. Instead it appears to rely primarily on subjective evidence such as the belief that the security is in an unrealized loss position because of the current general market and economic conditions, and will recover fully when the crisis ends or some other date in the future. This approach seems overly simplistic and does not appear to reflect the fact that a security's sensitivity to general economic conditions such as the current conditions referred to in your narratives does not preclude a security from being other-than-temporarily impaired as noted in the guidance. Further, the narratives are silent on the basis of your ability at September 30, 2009 to project the end of the current crisis, much less to provide objective evidence that the end of the crisis would occur within twelve months of September 30, 2009, the date of your analysis or to project recovery of the fair value of the equity security to its cost basis within twelve months. To the extent that you possess such objective evidence, please provide us with your revised impairment analyses. Otherwise, please revise your conclusions accordingly.

    d.   Your response to prior comment 4.e states that your evaluation of the marketable equity securities was similar to the corporate note securities detailed above. However, this approach seems fundamentally flawed as the evaluation of debt securities is based on your evaluation of the counterparty's ability to make their contractual payments which are nonexistent for equity securities. Your other-than-temporary analysis for equity securities was silent on the objective evidence you used to predict the recovery of the market price of these equity securities to your cost within the near term.

7.   Please tell us in detail how you have updated your investment security impairment analysis as of December 31, 2009. Please tell us which, if any, of your debt and equity securities you have impaired and the amount of any impairment charges recorded for each security.

8.   Considering the significant judgment required to determine if a security is other-than-temporarily-impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, please address the following regarding your debt and equity securities that are in an unrealized-loss position greater than 12-months at period end:

    a.   Revise your future filings to disclose the number and amount of debt securities, including your TPCDOs, ARSs, and other debt securities for which the lowest credit rating was below investment grade.

    b.   Revise your future filings to disclose each individual security with at least one rating below investment grade. Specifically, please disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, and lowest credit rating assigned to the security.

    c.   Revise your future filings to clearly disclose how you considered the below investment grade credit rating for these securities in your conclusion that these securities are not other-than-temporarily-impaired, and that no portion of their unrealized losses were credit related. Identify the factors that you believe caused the fair value of these securities to be significantly lower than cost.

    d. Similarly, for your equity securities that were in an unrealized-loss position greater than 12-months at period end, please disclose the following information as of the most recent period end: class, book value, fair value, and unrealized gain/loss. Identify the factors that you believe caused the fair value of these securities to be significantly lower than cost and how you determined that recovery within the near term was supportable.

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As appropriate, please file an amendment and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comment.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief